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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Amendment No. 4*

                      FISHER SCIENTIFIC INTERNATIONAL INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   338032105
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                                 (CUSIP Number)

                                  Ulrika Ekman
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 March 12, 2002
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            (Date of Event which Requires Filing of this Statement)

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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 4 Pages

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     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 338032105                                         Page 2 of 4 Pages
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  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS*

      Not applicable
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [_]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Switzerland

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                                      7   SOLE VOTING POWER

                                          See Item 5
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                                      8   SHARED VOTING POWER
   NUMBER OF SHARES
BENEFICIALLY OWNED BY                     See Item 5
EACH REPORTING PERSON              --------------------------------------------
        WITH                          9   SOLE DISPOSITIVE POWER

                                          See Item 5
                                   --------------------------------------------
                                     10   SHARED DISPOSITIVE POWER

                                          See Item 5
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Item 5
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      See Item 5
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  14  TYPE OF REPORTING PERSON*

      BK, HC, OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No.4 amends and supplements the Report on the Schedule 13D, originally filed on February 10, 1998 (as heretofore amended and supplemented, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value per share (the "Shares") of Fisher Scientific International Inc., a Delaware corporation ("Fisher").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by:

     (a) deleting the twenty-seventh paragraph and replacing it with the following:

     "As of the date of this Amendment No. 3, Diversified directly holds 177,208 Shares and Warrants convertible into an additional 18,345 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2."

     (b) deleting the thirty-first through thirty-fourth paragraphs and replacing them with the following:

     "As of the date of this Amendment No. 3, ESC directly holds 5,830 Shares and Warrants convertible into an additional 605 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 3, ESC II directly holds 571,573 Shares and Warrants convertible into an additional 59,165 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     In addition, in the ordinary course of the Reporting Person's business, Credit Suisse First Boston Corporation ("CSFBC") directly holds approximately 19,648 Shares in proprietary trading and investment accounts.

     As a result of the holdings of Fisher's securities described above, the Reporting Person may be deemed to beneficially own indirectly 4,831,363 Shares, representing 8.92% of the outstanding Shares."

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2002

                                    CREDIT SUISSE FIRST BOSTON, acting solely on
                                       behalf of the investment banking business of the Credit Suisse First Boston business unit


                                    By: /s/ Ivy B. Dodes
                                        ----------------------------------------
                                        Name:  Ivy B. Dodes
                                        Title: Managing Director


                                  Page 4 of 4